Exhibit 15.1

Policy toward Large-scale Purchases of Matsushita Shares (ESV Plan)

On April 28, 2005, the Company’s Board of Directors adopted a policy toward (i) a purchase of Matsushita shares by a group of shareholders*1 with the intent to hold 20% or more of the total voting rights*2 of Matsushita, or (ii) a purchase of Matsushita shares resulting in a group of shareholders holding 20% or more of the total voting rights of Matsushita (except for cases where Matsushita’s Board of Directors has given consent in advance of the purchase set out in (i) or (ii) above.) A purchase of Matsushita shares set out in (i) or (ii) above shall be hereinafter referred to as a “Large-scale Purchase.” A person or a company that intends to conduct a Large-scale Purchase shall be hereinafter referred to as the “Large-scale Purchaser.” This policy shall also be hereinafter referred to as the Enhancement of Shareholder Value (ESV) Plan. The Company amended the Articles of Incorporation in 2003, whereby the terms of office of all Directors were set for one year. Directors of Matsushita are elected at an annual general meeting of shareholders in June of each year. On June 29, 2005, at the meeting of the new Board of Directors, who were elected at the annual general meeting of shareholders held on the same day, a resolution to continue the ESV plan was unanimously approved by all Directors present. Also in attendance were the Corporate Auditors of Matsushita, each of whom stated agreement with the ESV plan on condition that it is duly implemented.

*[1]	A group of shareholders means a holder (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law, including a person deemed as a holder pursuant to Paragraph 3 thereof) of shares and other securities (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law) or a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law, including a purchase made on a securities exchange market) and any joint holders (defined in Paragraph 5, Article 27-23 of the Securities and Exchange Law, including a person deemed as a joint holder pursuant to Paragraph 6 thereof) and any specially related parties (defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law).
*[2]	The number of total voting rights shall be the number of voting rights with respect of all issued shares of Matsushita at the relevant time, excluding the shares held by Matsushita as treasury stock, the number of which appears in the latest Treasury Stock Purchase Report under the Securities and Exchange Law.

Basic Philosophy

Matsushita’s Board of Directors believes that the Company’s shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. If a Large-scale Purchase is to be conducted, sufficient information should be provided through the Board of Directors to shareholders so that they may make appropriate decisions. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such Large-scale Purchase is provided, and subsequently to disclose the opinion of the Board of Directors, to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or offer alternative plans to shareholders, if it is deemed necessary.

The Matsushita Group recorded consolidated net sales of 8,714 billion yen for fiscal 2005, ended March 31, 2005, and consists of 628 consolidated companies and 334,752 employees on a consolidated basis, as of March 31, 2005. Taking into account the scale of the Company’s operations and the wide range of its business fields, Matsushita believes it would be helpful for shareholders to receive proper information from both the Large-scale Purchaser and the Board of Directors so that they may examine the terms of the Large-scale Purchase, including the adequacy of the purchase price. The Company believes that if a Large-scale Purchase is to be conducted, shareholders should be made aware of its potential impact on the future management of the Matsushita Group, as well as management policies and business plans that the Large-scale Purchaser wishes to adopt, and the influence on other various stakeholders such as customers and employees, in order to determine whether or not the Large-scale Purchase is acceptable.

Under the basic philosophy mentioned above, Matsushita’s Board of Directors has established rules concerning Large-scale Purchases of Matsushita shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with these rules. If the Large-scale Purchaser does not comply with these rules, the Board of Directors intends to take certain countermeasures.

Large-scale Purchase Rules

Matsushita’s Board of Directors believes that a Large-scale Purchaser should comply with the Large-scale Purchase Rules for the benefit of all shareholders of Matsushita. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period during which the Board of Directors assesses the Large-scale Purchase.

First, a Large-scale Purchaser is required to provide Matsushita’s Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the Company’s shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the following:

(1)	an outline of the Large-scale Purchaser and its group;
(2)	the purposes and conditions of the Large-scale Purchase;
(3)	the basis for determination of the purchase price and funds for purchase; and
(4)	management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase.

Since details of the Large-scale Purchase Information may vary depending on each specific Large-scale Purchase, the Board of Directors, first of all, requires the Large-scale Purchaser to submit to Matsushita a letter of intention to comply with the Large-scale Purchase Rules, specifying the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase. Within five business days after receipt of such letter, the Board of Directors will deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be initially provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase information, the Board of Directors may require additional information until it receives sufficient information. The Board of Directors will disclose the proposed Large-scale Purchase and all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions.

After all the Large-scale Purchase Information is provided, Matsushita’s Board of Directors should be allowed a sixty day period (in the case of the purchase of all Matsushita shares by a tender offer with cash-only (yen) consideration) or a ninety day period (in the case of any other Large-scale Purchase), depending on the difficulty level of assessment, as the period during which it will assess, examine, negotiate, form an opinion and seek alternatives (hereinafter referred to as the Assessment Period). The Large-scale Purchase, therefore, shall be commenced only after the Assessment Period has elapsed. The Board of Directors will thoroughly assess and examine the proposed Large-scale Purchase with advice from outside experts during the Assessment Period, and carefully form and disclose its opinion. As mentioned above, the Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer alternative plans to shareholders, as necessary.

Countermeasures against non-compliance with the Large-scale Purchase Rules

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Matsushita’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Commercial Code of Japan or other laws and the Company’s Articles of Incorporation. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the outline of the issuance thereof shall be as described in the reference information below. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure.

The purpose of the Large-scale Purchase Rules is to provide an opportunity for Matsushita’s shareholders to receive necessary information about the Large-scale Purchase, as well as the opinion and any alternative plans from Matsushita’s Board of Directors, in order to determine whether or not the Large-scale Purchase is acceptable. Matsushita believes these rules will benefit shareholders by providing them with sufficient information to make a decision about a Large-scale Purchase that may have an impact on the management of the Company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Matsushita. The Company believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Matsushita shareholders. The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the Company is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

Matsushita’s Board of Directors intends to review the Large-scale Purchase Rules from time to time for reasons including the enforcement of new company law in Japan, which is expected to take effect next year and any other enactments of legislation. Any such review would be conducted strictly from the viewpoint of the interests of all shareholders.

(Reference)

Outline of issuance of stock acquisition rights

(In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1.	Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One stock acquisition right shall be granted to a shareholder, per one share held by such shareholder (excluding the shares held by Matsushita as treasury stock), whose name is recorded in the register of shareholders or the register of beneficial shareholders as of the record date to be specified by the Board of Directors.

2.	Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share.

3.	Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be granted shall be determined by the Board of Directors up to 5 billion stock acquisition rights. The Board of Directors may grant stock acquisition rights more than once within the maximum number of 5 billion stock acquisition rights to be granted in total.

4.	Issue price of each stock acquisition right:

Zero yen

5.	Amount to be paid upon exercise of a stock acquisition right:

The amount to be paid upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6.	Restriction on transfer of stock acquisition rights:

Stock acquisition rights may only be transferred with the approval of the Board of Directors.

7.	Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of exercise, conditions of cancellation and other conditions of stock acquisition rights shall be determined by the Board of Directors.